Exhibit 99.1

News Release

December 4, 2025

TELUS announces pricing of US$ and CAD$ junior subordinated notes offerings

Base shelf prospectus is accessible, and prospectus supplement will be accessible for CAD$ offering within two business days, through SEDAR+

Vancouver, B.C. – TELUS announced today it has priced an offering of US$1.5 billion aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (together, the “US Notes”).

The US$800 million Fixed-to-Fixed Rate Junior Subordinated Notes, Series C due June 9, 2056 will initially bear interest at an annual rate of 6.375% and reset every five years starting on June 9, 2031 at an annual rate equal to the Five-Year U.S. Treasury rate plus a spread of 2.694%, provided that the interest rate during any five-year interest period will not reset below 6.375%. The US$700 million Fixed-to-Fixed Rate Junior Subordinated Notes, Series D due June 9, 2056 will initially bear interest at an annual rate of 6.625% and reset every five years starting on June 9, 2036 at an annual rate equal to the Five-Year U.S. Treasury rate plus a spread of 2.515%, provided that the interest rate during any five-year interest period will not reset below 6.625%.

The US Notes are offered through a syndicate of underwriters led by CIBC Capital Markets, BMO Capital Markets, TD Securities and Wells Fargo Securities. Closing of the offering is expected to occur on or about December 9, 2025, subject to the satisfaction of customary closing conditions.

TELUS also announced today it has priced an offering of CAD$800 million aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (together, the “Canadian Notes”).

The CAD$400 million Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAT due June 9, 2056 will initially bear interest at an annual rate of 5.375% and reset every five years starting on June 9, 2031 to an annual rate equal to the prevailing five-year Government of Canada rate plus a spread of 2.470%, provided that the interest rate during any five-year interest period will not reset below 5.375%. The CAD$400 million Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAU due June 9, 2056 will initially bear interest at an annual rate of 5.875% and reset every five years starting on June 9, 2036 to an annual rate equal to the prevailing five-year Government of Canada rate plus a spread of 2.555%, provided that the interest rate during any five-year interest period will not reset below 5.875%.

The Canadian Notes are offered through a syndicate of agents led by CIBC Capital Markets, BMO Capital Markets and TD Securities. Closing of the offering is expected to occur on or about December 9, 2025, subject to the satisfaction of customary closing conditions.

A portion of the net proceeds of the US Notes and Canadian Notes offerings will be used to fund the tender offer, which commenced on December 4, 2025, to purchase for cash up to $500 million (the “Maximum Purchase Amount”) of TELUS’ outstanding 3.95% Notes, Series CAB due February, 2050, 4.10% Notes, Series CAE due April, 2051, 4.40% Notes, Series CU due January, 2046, 4.40% Notes, Series CL due April, 2043, 4.70% Notes, Series CW due March, 2048, 2.85% Notes, Series CAF due November, 2031 and 4.75% Notes, Series CR due January, 2045 (the “Tender Offer”). TELUS has the right to increase, decrease or waive the Maximum Purchase Amount, in its sole discretion. TELUS intends to use the remaining net proceeds from the offerings not applied to the Tender Offer for the repayment of outstanding indebtedness, including the redemption of all of the $600 million aggregate principal amount outstanding on TELUS’ 3.75% Notes, Series CV due March, 2026 and for other general corporate purposes.

The US Notes will be further described in the prospectus supplement that TELUS will be filing to its short form base shelf prospectus dated December 4, 2025 with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10. The US Notes are not being offered in Canada or to any resident of Canada except in transactions exempt from the prospectus requirements of applicable Canadian securities laws.

The Canadian Notes will be further described in the prospectus supplement that TELUS will be filing to its short form base shelf prospectus dated December 4, 2025 with securities regulatory authorities in each of the provinces of Canada. The Canadian Notes are not being offered in the United States or to any resident of the United States.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any securities regulatory authority in Canada or the United States, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplements relating to the offering of the US Notes and Canadian Notes when filed with securities regulatory authorities in the United States and Canada, respectively, may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420). Copies of these documents are, or will be, available electronically, as applicable, on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (“EDGAR”) at www.sec.gov, and on the System for Electronic Data Analysis and Retrieval+ of the Canadian Securities Administrators (“SEDAR+”), at www.sedarplus.ca. Investors should read the short form base shelf prospectus and prospectus supplements before making an investment decision. Access to the prospectus supplement and the base shelf prospectus, and any amendments thereto, is provided in accordance with securities legislation relating to the procedures for providing access to such documents.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offerings and the Tender Offer, including the anticipated closing date of the offerings and the intended use of the net proceeds of the offerings. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. The timing and closing of the above-mentioned offerings and the Tender Offer are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis (“MD&A”), and updated in our third quarter 2025 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com